November 4, 2021

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

            RE:      Himalaya Technologies, Inc.

                        Registration Statements on Form 10-12G

                        Filed September 27, 2021

                        File No. 000-55282

Gentlemen

This is in response to the comment letter dated October 25, 2021.  We are filing an Amended Form 10-12G in response to your comments.  Please refer the filing.

In response to your comments please see the following:

Comment 1.  See the updated disclosure in the amended form 10-12G filed.

Comment 2.  See the updated disclosure in the amended form 10-12G filed.

Comment 3.  See the updated disclosure in the amended form 10-12G filed.

Comment 4.  See the updated disclosure in the amended form 10-12G filed.

Comment 5.  See the updated disclosure in the amended form 10-12G filed.

Comment 6.  See the updated disclosure in the amended form 10-12G filed

Comment 7.  See the updated disclosure in the amended form 10-12G filed

Comment 8.  See the updated disclosure in the amended form 10-12G filed

Comment 9.  See the updated disclosure in the amended form 10-12G filed

Comment 10. See the updated disclosure in the amended form 10-12G filed

Comment 11. See the updated disclosure in the amended form 10-12G filed

Comment 12. See the updated disclosure in the amended form 10-12G filed

Comment 13. See the updated disclosure in the amended form 10-12G filed See Amended agreements attach to filing.

Comment 14. See the updated disclosure in the amended form 10-12G filed

Comment 15. See the updated disclosure in the amended form 10-12G filed See KBM agreements attached to filing.

Comment 16. See the updated disclosure in the amended form 10-12G filed

Comment 17. The Company is confident that the Form 10-12G will become effective and approved by the SEC.  We therefore are going to allow the registration statement to become effective and Begin the process of filing our first Form 10Q due on December 15, 2021.  We will also put in place procedures to file all required forms 10Q, 10K and 8K”s required along with any other requirements the securities act’s in effect.

Please refer to the amended Form10-12G that has been filed to see the changes.

Sincerely,

/s/ Vik Grover

Vik Grover

Chief Executive Officer

Himalaya Technologies Inc